ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

September 13, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 107 to the Trust’s Registration Statement on Form N-1A, filed on July 3, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on August 16, 2013, relating to Post-Effective Amendment No. 107 to the Trust’s Registration Statement on Form N-1A filed on July 3, 2013 regarding the Innealta Risk Based Opportunity Moderate Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Name of Fund

Comment #1

Please explain how the name of the Fund is supported by the Fund’s strategy.  The Fund’s name is may confuse investors.  What does “Risk Based” mean? Is “Moderate” in the appropriate place. Consider changing the name or at least tie in the strategy to the name in the summary section.  Explain how the Fund is “Risk Based” and where “Moderate” comes in.

Response #1

The Fund is the first of three “risk based opportunity” Funds that will be managed by the Fund’s Adviser.  The other two Funds are expected to file a registration statement in the near future so that they will be effective no later than December 31, 2013.  The other two funds will be the Innealta Risk Based Opportunity Conservative Fund (the “Conservative Fund”) and the Innealta Risk Based Opportunity Growth Fund (the “Growth Fund”).

The Fund is referred to as the “moderate” fund because this defines the “moderate” risk nature of the strategy.  This Fund will have a target portfolio asset allocation that represents an approximately 60%/40% split between (i) equity, and (ii) fixed income/other asset classes, in that order. The Conservative Fund will have a 40%/60% split between equity and fixed income/other asset classes and the Growth Fund will have an 80%/20% split between equity and fixed income/other asset classes. Variations off the base line portfolio allocation split as described in response to Comment #6 below will generally be the same across the three funds.  In other words, a 5 percentage point shift in favor of equities would be the same for all three funds – the Moderate Fund would be 65/35, the Conservative Fund would be 45/55 and the Growth Fund would be 85/15.

We also refer you to our response to Comment 6 below to see how we have tied in the name of the Fund to the revised disclosure for the Fund’s principal investment strategies.

Summary Section – Fees and Expenses of the Fund

Comment #2

Please explain the rational for imposing both a sales load of 5.75% and a 12b-1 fee for Class A shares in your response letter.

Response #2

We believe the fee structure for Class A is in line with the industry standard.  We have reviewed Morningstar and there are over 1500 funds with front-end loads of 5.75%, the vast majority of which have a 12b-1 fee of 0.25%.

Comment #3

Please add a footnote (1) to the line item “Other Expenses” in the Fee Table to show that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response #3

We have made the requested change.

Comment #4

Please note that the footnote numbers to the Fee Table do not appear in the EDGAR.

Response #4

We will ensure that the footnote numbers appear in the EDGAR for the 485(b) filing.

Comment #5

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment.

Response #5

We confirm that the term of the expense limitation will be for at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #6

It is not clear from this disclosure what is moderate about the strategy.  Also, please clarify the three stage tactical decision process and use plain English.

 Response #6

In response to your comment, we have revised the disclosure in both the Prospectus Summary and the Statutory Prospectus in order to clarify the Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section:

The Fund operates as a fund of funds, investing primarily in exchange-traded funds (ETFs). Under normal market conditions, the Fund allocates its portfolio in a variety of ETFs that represent asset classes that include, but that are not limited to equity, fixed income, commodities, real estate and currencies. The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes (e.g. expectations for short-term equity market volatility). The Fund’s equity exposures may include, but are not limited to ETFs that represent equity market indices that may be segmented by region, sector, market capitalization or otherwise. Within fixed income, the Fund may invest in ETFs whose investments may include, but are not limited to, fixed income securities issued by governments, government agencies, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets as well as asset-backed securities. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).

The proprietary investment methodology driving the investment decisions for the Fund involves a three-stage tactical decision process. In the first stage, the Adviser sets a long-term strategic allocation decision largely derived from classic portfolio construction theory.  This process results in a base 60/40 portfolio split asset allocation between equity (60%) and fixed income/other asset classes (40%), with the possibility of variance in either direction in subsequent stages.  The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between return generation and risk control.  Where the Investment Committee finds the prospective risk-relative return of a given specific equity exposure to be superior, or inferior, than that of fixed income, it may overweight, or underweight, that particular equity exposure in the portfolio relative to its weight in the first stage by generally up to 20% in either direction under normal conditions, hence the possibility of variance from the base 60/40 portfolio split (generally within the range of plus or minus 12 percentage points under normal conditions).   Under the third stage of the investment process, the Adviser may utilize leveraged ETFs, where available, in order to obtain a desired asset class exposure.  This third stage may result in further variance from the base 60/40 split (again, generally within the range of plus or minus 12 percentage points under normal conditions).

For defensive purposes, in abnormal market conditions, or to meet redemption requests or make anticipated cash payments, the Fund may temporarily invest extensively in cash and cash equivalents. In taking these measures, the Fund might not achieve its investment goal.

Statutory Prospectus:

The Fund operates as a fund of funds, investing primarily in exchange-traded funds (ETFs). Under normal market conditions, the Fund allocates its portfolio in a variety of ETFs that represent asset classes that include, but that are not limited to equity, fixed income, commodities, real estate and currencies. The Fund may also invest in leveraged, inverse and inverse leveraged ETFs, as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes (e.g. expectations for short-term equity market volatility). The Fund’s equity exposures may include, but are not limited to ETFs that represent equity market indices that may be segmented by region, sector, market capitalization or otherwise. Within fixed income, the Fund may invest in ETFs whose investments may include, but are not limited to, fixed income securities issued by governments, government agencies, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets as well as asset-backed securities. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).

The proprietary investment methodology driving the investment decisions for the Fund involves a three-stage tactical decision process. In the first stage, the Adviser sets a long-term strategic allocation decision largely derived from classic portfolio construction theory. This process results in a base 60/40 portfolio split asset allocation between equity (60%) and fixed income/other asset classes (40%), with the possibility of variance in either direction as discussed below. It is this base portfolio allocation that defines the “moderate” risk nature of the strategy.

The second stage assists the Adviser in altering exposures in the Fund by seeking to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Investment Committee analyzes these variables daily on an individual equity market basis. Where the Investment Committee finds the prospective risk-relative return of a given specific equity exposure to be superior, or inferior, than that of fixed income, it may overweight, or underweight, that particular equity exposure in the portfolio relative to its weight in the first stage by generally up to 20% in either direction under normal conditions, hence the possibility of variance from the base 60/40 portfolio split (generally within the range of plus or minus 12 percentage points under normal conditions). For instance, if all equity positions are underweighted by 20%, the resulting effective equity and fixed income/other assets portfolio split would approximate 48% equities and 52% fixed income/other assets. Conversely, were all equity positions overweight by 20%, the resulting effective portfolio split would be 72% equities and 28% fixed income/other assets.

Under the third stage of the investment process, the Adviser may utilize leveraged ETFs, where available, in order to obtain a desired asset class exposure.  The use of leveraged ETFs then permits the Adviser to augment the portfolio with additional asset class exposures it believes can further enhance risk-relative returns. For instance, if the first and second stage of the investment process dictate that 9% of the Fund’s assets be allocated to a particular equity exposure, the Fund could obtain that same exposure by investing 3% of its assets in a 300% leveraged ETF and then use the other 6% of its assets to invest in ETFs representing additional asset class exposures that the Adviser believes offer superior risk/reward trade-offs. The list of potential additional asset class exposures may include, but is not limited to, long/inverse and leveraged long/inverse equity, fixed income, commodity, currency, real estate and volatility asset classes. This third tactical stage may result in further variance from the base 60/40 split (again, generally within the range of plus or minus 12 percentage points under normal conditions).

For defensive purposes, in abnormal market conditions, or to meet redemption requests or make anticipated cash payments, the Fund may temporarily invest extensively in cash and cash equivalents. In taking these measures, the Fund might not achieve its investment goal.

Comment #7

It is not clear how the Fund’s portfolio is allocated among asset categories.  Please give an expected breakdown of the asset categories.  Will it be the same as the benchmark 60/40?

Response #7

Please see the revised disclosure in our response to Comment 6 above.  There will be a 60%/40% split between equity and fixed income/other asset classes, in that order.

Comment #8

In the second paragraph under heading “Principal Investment Strategies” you include disclosure regarding “Cyclical Tactical Asset Allocation (TAA)” and that the “TAA framework assists the Adviser in altering exposures in the Fund.” What do you mean by altering exposures? To asset classes? Risk exposure? Please explain.

Response #8

Please see the revised disclosure in our response to Comment 6 above.

Principal Investment Risks

Comment #9

Please confirm that the “Derivatives Risk” disclosure has been prepared in light of the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010)(the “ICI Letter”).

Response #9

We confirm that the derivatives disclosure has been prepared in light of the ICI Letter.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings Principal Investment Strategies

Comment #10

Same comment as the summary section, it is not clear how the Adviser makes investment decisions for the Fund.

Response #10

Please see the revised disclosure in our response to Comment 6 above.

Comment #11

Please clarify if the underlying ETFs could be affiliates of the Fund, the Adviser or the distributor Northern Lights.  In the response letter, please state if the Fund is following Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the “1940 Act”) or if the Fund is relying on any exemptive orders for the operation of this Fund.

Response #11

We confirm that none of the underlying ETFs are affiliates of the Fund, the Adviser or the distributor Northern Lights.  We confirm that the Fund does rely on Section 12(d)(1)(F) of the 1940 Act and that certain ETFs that the Fund will likely invest in do have exemptive orders allowing for investments in excess of the limitations of Section 12 of the 1940 Act.

Comment #12

Please provide a brief description of the two indices that comprise the benchmark.  Please explain what criteria are used for inclusion in the index.  Also, please explain why this is an appropriate index for the Fund, will the Fund have the same breakdown of equity and debt as the blended index?

While you may use this blended benchmark here, please note that this can only be a secondary benchmark with respect to performance disclosure and you would need a primary benchmark.

Response #12

We have added the following disclosure in response to your comment:

The MSCI ACWI Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. The MSCI ACWI consists of 45 country indices comprising 24 developed and 21 emerging market country indices.  The Barclays Capital Aggregate Bond Index covers the U.S. dollar-denominated, investment-grade, fixed-rate, taxable bond market of SEC-registered securities.

The Fund has an equity allocation target of 60%, with the remaining 40% invested in fixed income and other asset classes. Combining the global equity representative MSCI ACWI with the fixed-income representative Barclays Capital U.S. Aggregate Bond Index in a 60/40 blend provides a close approximation to the Fund’s target allocation and strategy.

Additionally, we acknowledge that this will only be a secondary benchmark with respect to performance disclosure and we will provide a primary benchmark.

Related Performance of the Adviser

Comment #13

Please add a statement to this section that even with the differences that have been outlined, the accounts objective, strategy and policies are substantially similar to the Fund’s and that the management of these accounts would not have been materially different from how this Fund will be managed.

Response #13

We have added the following disclosure in response to your comment:

Even with the differences that have been outlined between the Innealta Capital Managed Accounts and the Fund, the Innealta Capital Managed Accounts’ objective, strategy and policies are substantially similar to the Fund’s and that the management of these Innealta Capital Managed Accounts would not have been materially different from how this Fund will be managed.

Comment #14

In the first paragraph under the heading “Related Performance of the Adviser,” you state: This section presents past performance information for Innealta Tactical ETF Portfolio Series County Rotation Portfolio Composite, which contains the similarly managed Innealta Capital Managed Accounts. Please note that this appears to be inconsistent with the Fund name.

Response #14

The noted reference is a typographical error and we have revised the disclosure as follows in response to your comment.

This section presents past performance information for Innealta Tactical ETF Portfolio Series Risk Based Opportunity Composite, which contains the similarly managed Innealta Capital Managed Accounts.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #15

Please confirm that there is anything in the SAI that would affect the Fund’s performance that should be discussed and included in the prospectus.

Response #15

We confirm that there is nothing in the SAI that would affect the Fund’s performance that should be discussed and included in the Prospectus.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum